UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                          SEC FILE NO. 1-15863
                                                          CUSIP NO. 345456 10 7

(Check one):      [   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K
                  [X] Form 10-Q    [   ]Form N-SAR

         For Period Ended:  March 31, 2003

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

         For the Transition Period Ended:  ______________

Read Instructions before preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

IA Global, Inc.
Full Name of Registrant

Former Name if Applicable

533 Airport Boulevard
Suite 400
Address of Principal Executive Office (Street and Number)

Burlingame, CA 94010
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on
[X]	Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant’s operations are conducted partially within Japan. Logistical difficulties between Registrant’s Japanese office and the New York Office of Registrant’s accountants precluded filing of the subject Form 10-Q by the prescribed due date.

PART IV – OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

            Ira Roxland              212                         768-6999
------------------------------------------------------------------------------------------------------------
             (Name)              (Area Code)                (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

As of May 15, 2003, the registrant had not filed the historical financial statements and pro forma financial information under Item 7 of the Form 8-K, dated February 25, 2003.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates reporting a net loss of approximately $.7 million, or $(.01) per share, upon revenues of approximately $5,000 for the three months ended March 31, 2003, as compared to a net loss of approximately $.2 million, or $(.01) per share, upon revenues of approximately $.1 million for the three months ended March 31, 2002.

IA Global, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2003
BY: /s/ Satoru Hirai —————————————— Satoru Hirai Chief Operating Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.